

11017156

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 4 2011

Washington, DC
110

SEC FILE NUMBER
8- 36625

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/10__ AND ENDING __12/31/10__
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Bank Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__6200 Dutchman's Lane, Suite 305__
(No. and Street)

__Louisville__ __Kentucky__ __40205__
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Christopher L. Hargrove__ __502-451-6633__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Mountjoy Chilton Medley LLP__
(Name – _if individual, state last, first, middle name_)

2000 Meidinger Tower
__462 South Fourth Street__ __Louisville__ __Kentucky__ __40205__
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Christopher L. Hargrove___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Investment Bank Services, Inc.___ , as of ___December 31___ , 20_1_0_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___N/A___

_____

Subscribed and sworn to before me, in my presence, this 18th day of February, 2011.

Signature

___President & CEO___
Title

___Notary Public___ Commission Expires) 10-6-12

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Investment Bank Services, Inc.
(a wholly-owned subsidiary of
Professional Bank Services, Inc.)

Financial Statements

Years Ended December 31, 2010 and 2009

Investment Bank Services, Inc.

Table of Contents
December 31, 2010 and 2009



Mountjoy
Chilton
Medley

Independent Auditor's Report on Financial Statements

To the Board of Directors
Investment Bank Services, Inc.

We have audited the accompanying statements of financial condition of Investment Bank Services, Inc. (a Kentucky corporation and wholly-owned subsidiary of Professional Bank Services, Inc.) as of December 31, 2010 and 2009, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Bank Services, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 10, 2011

2000 Meidinger Tower   502.749.1900 P   Louisville
462 South Fourth Street   502.749.1930 F   Lexington
Louisville, KY 40202   www.mcmcpa.com   Covington
                                                       Frankfort
                                                       Bowling Green

An Independent Member of Baker Tilly International

Investment Bank Services, Inc.
Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 35,345	$ 44,816
Prepaid expenses	362	340
Total Assets	$ 35,707	$ 45,156
Liabilities and Stockholder's Equity		
Liabilities	$ -	$ -
Commitments and Contingencies		
Stockholder's Equity		
Common stock, $.01 par value, 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	55,999	55,999
Accumulated deficit	(20,293)	(10,844)
	35,707	45,156
Total Liabilities and Stockholder's Equity	$ 35,707	$ 45,156

See accompanying notes.

Investment Bank Services, Inc.
Statements of Operations
Years Ended December 31, 2010 and 2009

	2010		2009	
Revenues	$	20,000	$	284,216
Expenses				
Consultant fees to related party		17,500		275,131
Accounting fees		4,750		4,050
Filing fees		5,840		4,673
Insurance		460		452
Taxes and licenses		1,200		1,200
Miscellaneous		-		74
		29,750		285,580
Loss from Operations		(9,750)		(1,364)
Interest Income		301		463
Net Loss	$	(9,449)	$	(901)

See accompanying notes.

Investment Bank Services, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2010 and 2009

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Number of Shares	Amount			
Balance at December 31, 2008	100	$ 1	$ 55,999	$ (9,943)	$ 46,057
Net loss for year	-	-	-	(901)	(901)
Balance at December 31, 2009	100	1	55,999	(10,844)	45,156
Net loss for year	-	-	-	(9,449)	(9,449)
Balance at December 31, 2010	100	$ 1	$ 55,999	$ (20,293)	$ 35,707

See accompanying notes.

-4-

Investment Bank Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

		2010		2009
Cash Flows from Operating Activities				
Net Loss	$	(9,449)	$	(901)
Adjustments to reconcile net loss to net cash used by operating activities:				
Changes in:				
Prepaid expenses		(22)		-
Net Cash Used by Operating Activities		(9,471)		(901)
Decrease in Cash and Cash Equivalents		(9,471)		(901)
Cash and Cash Equivalents at the Beginning of the Year		44,816		45,717
Cash and Cash Equivalents at the End of the Year	$	35,345	$	44,816

See accompanying notes.

Investment Bank Services, Inc.
Notes to Financial Statements
December 31, 2010 and 2009

Note A - Nature of Organization and Operations

Investment Bank Services, Inc. ("the Company"), a Kentucky S-corporation located in Louisville, Kentucky, is a wholly-owned subsidiary of Professional Bank Services, Inc. ("the Parent Company"). The Company is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is primarily engaged in providing advice regarding the purchase and sale of financial institutions to investors, assisting thrift institutions in converting from a mutual to a stock form of ownership, and assisting financial institutions in raising new capital for multiple purposes. The financial statements include only the activity of the Company.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

    In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, entitled The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("GAAP"). In substance, SFAS No. 168 makes the FASB Accounting Standards Codification ("ASC") the sole source of authoritative accounting technical literature for nongovernmental entities. All accounting guidance that is not included in the ASC is considered to be non-authoritative. The ASC is effective for interim and annual reporting periods ending after September 15, 2009. The Company adopted the ASC upon issuance, with no material impact to the financial statements.

2. Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Subsequent Events: Subsequent events for the Company have been considered through the date of the Independent Auditor's Report which represents the date the financial statements were available to be issued.

4. Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

5. Revenue and Cost Recognition: Revenue associated with the sale or conversion of financial institutions is recognized at the time the transaction is completed and the income is reasonably determined. Contingent expenses associated with activities, such as consultant fees, are recognized concurrently with the revenues.

    Revenue from consulting is generally recognized when the related service has been performed by the Company. Operating expenses are accounted for on the accrual basis of accounting.

Investment Bank Services, Inc.
Notes to Financial Statements (Continued)
December 31, 2010 and 2009

Note B - Summary of Significant Accounting Policies (Continued)

6. Income Taxes: The Company's parent, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability or benefit for income taxes has been included in the accompanying financial statements.

   The FASB has issued new standards, contained in the ASC, clarifying the accounting for uncertainty in taxes recognized in annual financial statements for fiscal years beginning after December 31, 2008. These standards require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. The Company adopted these standards at the beginning of fiscal 2009 with no material impact on its financial statements.

Note C - Related Party Transactions

The Company and its parent, Professional Bank Services, Inc., engage in various related party transactions in the normal course of business. Many of the customers of the Company are also customers of the Parent Company. The distinction lies in the nature of the services provided by the Company and the Parent Company. The Parent Company generally provides on-going consulting and professional services to these customers, while the Company is involved primarily in negotiating merger and acquisition agreements, providing advice regarding the purchase or sale of financial institutions, and raising new capital.

The Company has no employees of its own, but generally contracts with the Parent Company under a consultant arrangement to provide the resources to staff its engagement needs. The consulting fees are judgmentally established by the Parent Company. Consultant fee expense to the Parent Company under this arrangement was $17,500 and $275,131 during the years ended December 31, 2010 and 2009, respectively.

The Parent Company provides administrative and related services to the Company.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule. At December 31, 2010 and 2009, the Company has net capital, as defined, of $35,345 and $44,816, respectively, which is in excess of the minimum requirement for the Company of $5,000.

Note E - Concentrations of Risk

Two engagements represented 100% of total revenues for the year ended December 31, 2010. One engagement represented 100% of total revenues for the year ended December 31, 2009.

Additionally, the Company is dependent on the Parent Company for administrative support and staffing for engagements.

**Supplementary Information
Required by Rule 17a-5 of
the Securities and Exchange Commission**

Investment Bank Services, Inc.   **Schedule 1**
Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Years Ended December 31, 2010 and 2009

	2010	2009
Net Capital		
Total Stockholder's Equity	$ 35,707	$ 45,156
Non-Allowable Assets		
Prepaid expenses	(362)	(340)
Net Capital	$ 35,345	$ 44,816

There are no differences between net capital as reported above for the years ended December 31, 2010 and 2009, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of December 31, 2010 and 2009.

See independent auditor's report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Investment Bank Services, Inc.
Computation for Determination of Reserve Requirements
   Under Rule 15c3-3 of the Securities and Exchange Commission
Years Ended December 31, 2010 and 2009

	2010	2009
Total Credit Items	$ -	$ -
Total Debit Items	-	-
Excess of Total Debits Over Total Credits	$ -	$ -

See independent auditor's report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Investment Bank Services, Inc.   **Schedule 3**
Information Relating to Possession or Control Requirements
  Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010 and 2009

Because of the following, the Company is exempt from Rule 15c3-3 under the provisions of Section (k)(1):

- The Company is not an insurance company of any type and the Company does not have any transactions with registered investment companies.   The Company does not have any dealer transactions (Section (k)(1)(i)).
- The Company's transactions as a broker (agent) are limited to the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States (Section (k)(1)(ii)).
- All funds and securities are promptly transmitted/delivered; no funds or securities are held and no money or securities are owed to customers (Section (k)(1)(iii)).
- The Company is not an insurance company of any type. (Section (k)(1)(iv)).

See independent auditor's report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.



**Independent Auditor's Report on Internal Control Required by
SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption
from SEC Rule 15c3-3**

To the Board of Directors
Investment Bank Services, Inc.

In planning and performing our audits of the financial statements of Investment Bank Services, Inc. ("the Company"), as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-11-

2000 Meidinger Tower   502.749.1900 P   Louisville
462 South Fourth Street   502.749.1930 F   Lexington
Louisville, KY 40202   www.mcmcpa.com   Covington
                                                        Frankfort
                                                        Bowling Green

An Independent Member of Baker Tilly International

Independent Auditor's Report on Internal Control Required by
SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption
from SEC Rule 15c3-3 (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 10, 2011